

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 26, 2009

Mr. Bruce A. Shear
President and Chief Executive Officer
PHC, Inc.
200 Lake Street, Suite 102
Peabody, MA 01960

> **Re:** **PHC, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 30, 2008**
> **File No. 1-33323**

Dear Mr. Shear:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief